Exhibit 1
All references to “our,” “STATS ChipPAC” or the “Company” refer to STATS ChipPAC Ltd. and its consolidated subsidiaries. This quarterly report on Form 6-K contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and speak only as of the date of this report. These forward-looking statements are based on our current expectations and involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in the report. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; ability to meet specific conditions imposed for the continued trading or listing of the Company’s securities on the SGX-ST and the NASDAQ; our substantial level of indebtedness; potential impairment charges; delays in acquiring or installing new equipment; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in product mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek that may result in conflicting interests between Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to continue to successfully integrate the operations of the separate former STATS and ChipPAC companies and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 12, 2007. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our third quarter of 2007 ended on September 30, 2007, while our third quarter of 2006 ended on September 24, 2006. References to “$” are to the lawful currency of the United States of America.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)

	December 31,	September 30,
	2006	2007
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$171,457	$241,460
Short-term marketable securities	45,126	18,670
Accounts receivable, net	243,779	262,506
Amounts due from affiliates	2,506	6,975
Other receivables	6,975	11,822
Inventories	111,614	90,199
Prepaid expenses and other current assets	18,364	11,180

Total current assets	599,821	642,812
Long-term marketable securities	15,358	15,211
Property, plant and equipment, net	1,192,830	1,198,888
Investment in equity investee	10,292	10,112
Intangible assets	41,846	40,298
Goodwill	513,512	513,085
Long-term restricted cash	981	1,583
Prepaid expenses and other non-current assets	83,640	65,157

Total assets	$2,458,280	$2,487,146

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$167,722	$136,350
Payables related to property, plant and equipment purchases	34,277	75,049
Accrued operating expenses	97,627	87,502
Income taxes payable	6,810	7,319
Short-term borrowings	592	—
Amounts due to affiliates	45	1,619
Current obligations under capital leases	3,680	—
Current installments of long-term debts	61,101	262,844

Total current liabilities	371,854	570,683
Long-term debts, excluding current installments	697,523	420,423
Other non-current liabilities	84,807	97,078

Total liabilities	1,154,184	1,088,184
Minority interest	57,946	57,010
Share capital:
Ordinary shares — Unlimited ordinary shares with no par value; Issued ordinary shares — 2,002,814,117 in 2006 and 2,047,332,663 in 2007	1,847,002	1,889,560
Accumulated other comprehensive loss	(7,714)	(6,290)
Accumulated deficit	(593,138)	(541,318)

Total shareholders’ equity	1,246,150	1,341,952

Total liabilities and shareholders’ equity	$2,458,280	$2,487,146

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 24, 2006	September 30, 2007	September 24, 2006	September 30, 2007

Net revenues	$397,109	$414,231	$1,200,951	$1,174,884
Cost of revenues	(318,185)	(330,337)	(958,628)	(946,484)

Gross profit	78,924	83,894	242,323	228,400

Operating expenses:
Selling, general and administrative	30,707	26,603	110,332	82,638
Research and development	7,632	9,006	22,514	26,176
Tender offer expenses	—	—	—	10,922
Impairment of assets held for sale	—	—	—	1,725
Restructuring charges	1,938	—	1,938	990

Total operating expenses	40,277	35,609	134,784	122,451

Operating income	38,647	48,285	107,539	105,949

Other income (expense), net:
Interest income	974	2,140	3,783	5,610
Interest expense	(11,770)	(9,848)	(34,689)	(30,069)
Foreign currency exchange loss	(593)	(93)	(1,057)	(378)
Equity income (loss) from investment in equity investee	128	(113)	128	(189)
Other non-operating income (expense), net	453	(328)	1,022	(438)

Total other expense, net	(10,808)	(8,242)	(30,813)	(25,464)

Income before income taxes	27,839	40,043	76,726	80,485
Income tax expense	(7,137)	(10,812)	(20,266)	(24,245)

Income before minority interest	20,702	29,231	56,460	56,240
Minority interest	(2,205)	(1,369)	(7,927)	(3,902)

Net income	$18,497	$27,862	$48,533	$52,338

Net income per ordinary share:
— basic	$0.01	$0.01	$0.02	$0.03
— diluted	$0.01	$0.01	$0.02	$0.02

Net income per ADS:
— basic	$0.09	$0.14	$0.24	$0.26
— diluted	$0.09	$0.13	$0.23	$0.25

Ordinary shares (in thousands) used in per ordinary share calculation:
— basic	1,993,778	2,043,247	1,987,707	2,028,171
— diluted	2,161,980	2,194,438	2,158,626	2,185,182
ADS (in thousands) used in per ADS calculation:
— basic	199,378	204,325	198,771	202,817
— diluted	216,198	219,444	215,863	218,518

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars
(Unaudited)

	Nine Months Ended
	September 24,	September 30,
	2006	2007
Cash Flows From Operating Activities
Net income	$48,533	$52,338
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	202,468	185,076
Amortization of leasing prepayments	7,021	11
Debt issuance cost amortization	1,683	1,891
(Gain) loss on sale of property, plant and equipment	1,123	(88)
Impairment of assets held for sale	—	1,725
Accretion of discount on convertible notes	4,934	4,205
Foreign currency exchange (gain) loss	342	(303)
Share-based compensation expense	10,662	6,930
Deferred income taxes	16,154	13,846
Minority interest in income of subsidiary	7,927	3,902
Equity (income) loss from investment in equity investee	(128)	189
Others	3,165	371
Changes in operating working capital:
Accounts receivable	(12,993)	(18,727)
Amounts due from affiliates	381	(4,469)
Inventories	(29,289)	21,415
Other receivables, prepaid expenses and other assets	(1,159)	7,365
Accounts payable, accrued operating expenses and other payables	37,261	(30,401)
Amounts due to affiliates	(24)	1,574

Net cash provided by operating activities	298,061	246,850

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$34,417	$16,113
Proceeds from maturity of marketable securities	13,774	22,705
Purchases of marketable securities	(74,810)	(12,671)
Investment in equity investee	(10,154)	—
Acquisition of intangible assets	(4,829)	(4,326)
Purchases of property, plant and equipment	(341,639)	(160,204)
Others, net	7,319	14,979

Net cash used in investing activities	(375,922)	(123,404)

Cash Flows From Financing Activities
Repayment of short-term debts	$(34,262)	$(1,121)
Repayment of long-term debts	(16,056)	(52,620)
Proceeds from issuance of shares	11,940	19,850
Redemption of convertible notes	—	(36,800)
Proceeds from bank borrowings	58,077	26,436
(Increase) decrease in restricted cash	1,475	(602)
Capital lease payments	(5,288)	(3,680)
Distribution to minority interest in subsidiary	(2,542)	(4,980)

Net cash provided by (used in) financing activities	13,344	(53,517)

Net increase (decrease) in cash and cash equivalents	(64,517)	69,929
Effect of exchange rate changes on cash and cash equivalents	(5)	74
Cash and cash equivalents at beginning of the period	224,720	171,457

Cash and cash equivalents at end of the period	$160,198	$241,460

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007
(Unaudited)

Note 1:	Interim Statements
     The consolidated balance sheet of STATS ChipPAC Ltd.’s (“STATS ChipPAC” or the “Company”) as of December 31, 2006, which has been derived from audited consolidated financial statements, and the unaudited condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America, but condense or omit certain information and note disclosures normally included in annual financial statements. In the opinion of management of STATS ChipPAC, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 31, 2006 included in STATS ChipPAC’s 2006 Annual Report on Form 20-F. The accompanying condensed consolidated financial statements include the accounts of STATS ChipPAC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
     The Company predominantly utilizes the U.S. Dollar as its functional currency. The Company’s Taiwan subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation (formerly known as Winstek Semiconductor Corporation), designates the New Taiwan Dollar as its functional currency. Where the functional currency is other than the Company’s U.S. Dollar reporting currency, it is translated into U.S. Dollars using exchange rates prevailing at the period end for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive income (loss), which is reflected as a separate component of shareholders’ equity.
     The Company owned approximately 52% of STATS ChipPAC Taiwan Semiconductor Corporation as of September 30, 2007. The shares of STATS ChipPAC Taiwan Semiconductor Corporation are listed on the Taiwan over-the-counter securities market.
     Certain reclassifications have been made to prior period amounts to conform with classifications used in the current quarter.
     The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period. Our 52-53 week fiscal year ends on the Sunday nearest to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. The third quarter of 2007 ended on September 30, 2007, while the third quarter of 2006 ended on September 24, 2006.
Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer
     On March 1, 2007, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”), announced its intention to launch a voluntary conditional cash tender offer for the ordinary shares and American Depositary Shares (“ADSs”) of the Company that STSPL did not already own. The tender offer also included an offer by STSPL for the Company’s outstanding $115.0 million aggregate principal amount of zero coupon convertible notes due 2008 and $150.0 million aggregate principal amount of 2.50% convertible subordinated notes due 2008. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC share option plans.
     On May 18, 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of the outstanding ordinary shares and ADSs (excluding the ordinary shares from the potential conversion of the $134.5 million aggregate principal amount of the 2.50% convertible subordinated notes due 2008 beneficially owned by STSPL) and $134.5 million aggregate principal amount of the 2.50% convertible subordinated notes due 2008. As of October 15, 2007, STSPL (and through its ownership of STSPL, Temasek) beneficially owned 1,843,858,079 ordinary shares (including ordinary shares represented by ADSs and ordinary shares into which the $134.5 million aggregate principal amount of 2.50% convertible subordinated notes due 2008 beneficially owned by STSPL may be converted), representing 84.1% of the issued ordinary shares (including in the numerator and the denominator the ordinary shares issuable upon conversion of the 2.50% convertible subordinated notes due 2008 beneficially owned by STSPL). Excluding the ordinary shares from the potential conversion of the $134.5 million aggregate principal amount of 2.50% convertible subordinated notes due 2008, STSPL holds approximately 83.0% of the outstanding ordinary shares and ADSs of the Company.
     During the nine months ended September 30, 2007, the Company recorded tender offer expenses of $10.9 million, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer. No tender offer expenses were incurred during the three months ended September 30, 2007.
Recent Accounting Pronouncements
     In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 is an interpretation of SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective for fiscal year beginning after December 15, 2006. The Company has adopted FIN 48 effective at the beginning of the first quarter of 2007. See note 4 for information on the adoption of FIN 48.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not expect the adoption of SFAS 157 to have a material impact on the Company’s consolidated financial statements.
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The adoption of SFAS 158 does not have a material impact on the Company’s consolidated financial statements. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position effective for fiscal year ending after December 15, 2008.
     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of SFAS No. 115” (“SFAS 159”), which permits companies to measure certain financial assets and financial liabilities at fair value. SFAS 159 requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Company is currently evaluating the effect of SFAS 159 on its consolidated financial statements.
Share-Based Compensation
     The Company adopted the fair value recognition provisions of SFAS 123(R) effective December 26, 2005. For share-based awards, the Company recognizes compensation expense on a graded vesting basis over the requisite service period of the award. The share-based compensation expense under SFAS 123(R) was as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 24,	September 30,	September 24,	September 30,
	2006	2007	2006	2007
Cost of revenues	$1,387	$1,115	$4,530	$3,672
Selling, general and administrative	1,651	742	4,884	2,482
Research and development	396	204	1,248	776

	$3,434	$2,061	$10,662	$6,930

     The Company issued Restricted Share Units (“RSUs”) and contingent Performance Share Plan awards during the nine months ended September 30, 2007 pursuant to the STATS ChipPAC Ltd. Restricted Share Plan (“RSP”) and the STATS ChipPAC Ltd. Performance Share Plan (“PSP”), respectively. No share options were granted in the three and nine months ended September 30, 2007, as the RSP is intended to replace the grants of share options under the STATS ChipPAC Ltd. Share Option Plan, as amended.
     The Company estimates the grant-date fair value of employee share purchase rights granted prior to August 15, 2006 and share options using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates various and highly subjective assumptions including expected volatility, expected term and interest rates. The expected volatility is based on the implied volatility and trading history of the Company’s shares over the most recent period that commensurate with the estimated expected term of the Company’s share options. The estimated term of the Company’s share options is derived from historical experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
     The Company estimates the fair value of RSUs based on the market price of ordinary shares on the date of grant. The fair value of contingent PSP awards is calculated using the market price of ordinary shares on the date of award, adjusted to the market-based performance conditions represented by total shareholders’ return on a certain set of absolute and relative to benchmark company criteria.
     The fair value of share options granted in the three and nine months ended September 24, 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended	Nine Months Ended
	September 24,	September 24,
	2006	2006
Expected term	5 years	3 to 7 years
Dividend yield	0.0%	0.0%
Risk free interest rate	3.2% to 3.3%	3.0% to 3.4%
Weighted average volatility	38.1%	39.1%
     SFAS 123(R) requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. For the nine months ended September 30, 2007, the windfall tax benefit realized from exercised employee share options was insignificant.
     Concurrently with the tender offer (refer to “Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer” in Note 1), STSPL made an options proposal to all holders of options granted under the STATS ChipPAC share option plans whereby the participating holders would agree not to exercise their options for new shares or to exercise their rights as option holders. During the tender offer period, 85.3 million options were surrendered pursuant to the options proposal.
     The following table summarizes share option activity during the nine months ended September 30, 2007:

		Weighted
		Average	Aggregate
	Options	Exercise Price	Intrinsic Value
	(In thousands)		(In thousands)
Options outstanding at January 1, 2007	116,800	$0.99
Lapsed and forfeited	(4,155)	1.24
Surrendered in tender offer	(85,348)	1.02
Exercised	(11,243)	0.62

Options outstanding at September 30, 2007	16,054	$1.68	$265

Exercisable at September 30, 2007	15,350	$1.53	$152

     The aggregate intrinsic value in the table above is based on the difference between the market price and the price payable by option holders to exercise their options. During the nine months ended September 30, 2007, the total amount of cash received from the exercise of share options was $6.8 million. For the three months ended September 30, 2007, the total amount of cash received from the exercise of share options was insignificant.

     The following table summarizes information about share options outstanding at September 30, 2007:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
Range of	Number	Remaining	Average	Number	Remaining	Average
Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Prices	9/30/2007	Life	Price	9/30/2007	Life	Price
	(In thousands)			(In thousands)
$0.14 to $0.15	21	2.1 years	$0.14	21	2.1 years	$0.14
$0.22 to $0.29	32	5.1 years	$0.29	32	5.1 years	$0.29
$0.43 to $0.47	1	3.5 years	$0.46	1	3.5 years	$0.46
$0.55 to $0.87	621	5.2 years	$0.75	368	4.4 years	$0.81
$0.91 to $1.07	3	3.6 years	$1.02	3	3.6 years	$1.02
$1.16 to $1.66	14,316	4.5 years	$1.39	13,865	4.4 years	$1.40
$2.04 to $2.61	223	2.2 years	$2.09	223	2.2 years	$2.09
$3.99	837	2.6 years	$3.99	837	2.6 years	$3.99

	16,054	4.4 years		15,350	4.3 years

     The following table summarizes information on RSUs and contingent PSP awards outstanding as of September 30, 2007:

	RSP			Contingent PSP
		Weighted			Weighted
		Average			Average
	Number of	Grant-Date	Aggregate	Number of	Grant-Date	Aggregate
	shares	Fair Value	Intrinsic Value	shares	Fair Value	Intrinsic Value
	(In thousands)		(In thousands)	(In thousands)		(In thousands)
Granted	6,817	$0.85		3,450	$0.85
Lapsed and forfeited	(580)	0.86		(170)	0.85
Vested	—	—	$—	—	—	$—

Outstanding as at September 30, 2007	6,237	$0.85		3,280	$0.85

     The aggregate intrinsic value in the table above represents the value of the shares on the date that the RSUs and contingent PSP awards vest.
     No issue of RSUs or contingent PSP awards was made during the three months ended September 30, 2007. The fair value of the contingent PSP awards for the nine months ended September 30, 2007 was calculated with the following assumptions:

Nine Months Ended
September 30,
2007
Expected term	3 years
Dividend yield	0.0%
Risk free interest rate	3.0%
Weighted average volatility	40.0%
     The terms of the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (“ESPP”) for the purchase period which commenced on August 16, 2006 and ended on February 14, 2007 and subsequent purchase periods were revised based on changes approved by the shareholders in April 2006. For these employee share purchase rights, the total number of shares to be purchased under the plan and the Company’s matching contribution of up to 20% of the contribution of the ESPP participants, by transferring or issuing shares or providing cash contribution for the purchase of shares, can vary as the purchase price per share is determined based on the fair market value at the end of the purchase period. Therefore the final measure of compensation cost for these rights is determined at the end of the purchase period, on which the number of shares an employee is entitled and the purchase price are determinable. The Company calculates estimated compensation cost as of the balance sheet date prior to the end of the purchase period based on the current estimation of the number of shares to be purchased under the plan and the level of contribution, as determined in accordance with the terms of the ESPP.

     Fair value of employee share purchase rights granted prior to August 15, 2006 in the nine months ended September 24, 2006 is estimated on the actual date of grant using Black-Scholes option-pricing model with the following assumptions:

Nine Months Ended
September 24,
2006
Expected term	0.5 years
Dividend yield	0.0%
Risk free interest rate	2.7%
Weighted average volatility	35.4%
     As of September 30, 2007, there was $0.1 million of unrecognized share-based compensation expense related to approximately 0.7 million of unvested share option awards net of $0.02 million of estimated share option award forfeitures. This cost is expected to be recognized over a weighted-average period of 0.9 years.
     As of September 30, 2007, there were $3.2 million and $2.2 million of unrecognized share-based compensation expenses related to approximately 6.2 million of unvested RSUs and 3.3 million of unvested contingent PSP awards, respectively, net of $0.2 million of estimated RSU forfeitures. These costs are expected to be recognized over a weighted-average period of 1.6 years and 2.4 years for the RSUs and the contingent PSP awards, respectively.
     During the three and nine months ended September 30, 2007, the total grant-date fair value of share options that vested were $1.6 million and $9.7 million, respectively. The total intrinsic value of share options exercised during the nine months ended September 30, 2007 was $6.7 million. The total intrinsic value of share options exercised during the three months ended September 30, 2007 was insignificant. For the three and nine months ended September 30, 2007, the value of the shares issued for ESPP purchases were $7.2 million and $13.0 million, respectively. During the three and nine months ended September 30, 2007, the employees contributed $6.1 million and $12.0 million to the ESPP, respectively.
Share Repurchase Program
     At the annual general meeting in April 2007, the Company obtained shareholders’ approval for the repurchase of up to approximately 51 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. As of September 30, 2007, the Company had not repurchased any shares.
Other Comprehensive Income (Loss)
     The components of accumulated other comprehensive loss on December 31, 2006 and September 30, 2007 comprised the following (in thousands):

	December 31,	September 30,
	2006	2007
Currency translation loss	$(7,353)	$(7,819)
Unrealized gain on hedging instruments	676	2,511
Unrealized loss on available-for-sale marketable securities	(1,037)	(982)

	$(7,714)	$(6,290)

     Comprehensive income (loss) for the three and nine months ended September 24, 2006 and September 30, 2007 were as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 24,	September 30,	September 24,	September 30,
	2006	2007	2006	2007
Net income	$18,497	$27,862	$48,533	$52,338
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale marketable securities	509	268	(135)	124
Realized (gain) loss on available-for-sales marketable securities included in net income	69	55	69	(69)
Unrealized gain (loss) on hedging instruments	245	2,345	1,898	1,775
Realized (gain) loss on hedging instruments included in net income	(217)	324	(1,400)	60
Foreign currency translation adjustment	(630)	(189)	464	(466)

Comprehensive income	$18,473	$30,665	$49,429	$53,762

Hedging Instruments
     The Company recognizes all derivatives as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged.
     The Company has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. These programs reduce, but do not always entirely eliminate, the impact of the currency exchange or commodity price movements. At September 30, 2007, the Company had a series of foreign currency forward contracts with total contract value of approximately $131 million to hedge the operating expenses denominated in Singapore Dollars, South Korean Won and Malaysian Ringgit in order to limit the fluctuations in these foreign currency exchange rates against the U.S. Dollar. These forward contracts qualify for cash flow hedge accounting as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The duration of these instruments are generally less than 12 months. During the nine months ended September 30, 2007, the Company had realized loss of $0.1 million and unrealized gain of $1.8 million, respectively, on its foreign currency forward contracts qualifying as cash flow hedges. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.

Note 2:	Selected Balance Sheet Accounts
     The components of inventories were as follows (in thousands):

	December 31,	September 30,
	2006	2007
Raw materials	$88,339	$72,438
Work-in-progress	19,395	16,979
Finished goods	3,880	782

	$111,614	$90,199

     Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,	September 30,
	2006	2007
Other prepayments and assets	$14,046	$7,371
Deferred income tax assets	289	280
Loans to a vendor	4,029	3,529

	$18,364	$11,180

     Prepaid expenses and other non-current assets consist of the following (in thousands):

	December 31,	September 30,
	2006	2007
Deferred income tax assets	$39,028	$25,358
Other deposits	285	299
Loans to a vendor	4,412	1,765
Debt issuance cost, net of accumulated amortization of $5,397 and $7,288	9,510	7,619
Assets held for sale	26,259	26,439
Others	4,146	3,677

	$83,640	$65,157

     The Company extended $5.0 million and $15.0 million loans to a vendor in June 2003 and January 2004, respectively, to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor’s equity. The loans of $5.0 million and $15.0 million are repayable by quarterly installments of $0.4 million and $0.9 million up to June 2007 and December 2008, respectively. During the nine months ended September 30, 2007, $3.1 million was repaid.
     In June 2007, the Company entered into an agreement to sell packaging and test equipment related to discrete power packages to Ningbo Mingxin Microelectronics Co. Ltd. (“Mingxin”) for an aggregate consideration of $10.0 million payable approximately over two years. The Company has separately classified the related assets of $10.0 million as assets held for sale, a component of other non-current assets. During the three and nine months ended September 30, 2007, $0.7 million of the assets have been transferred to Mingxin. These held for sale assets were recorded at the lower of carrying amount or fair value less cost to sell. As a result, the Company recognized an impairment loss of $1.7 million in the nine months ended September 30, 2007.
     In 2006, the Company entered into an agreement to sell packaging and test equipment related to specific low lead count packages to Wuxi CR Micro-Assembly Technology Ltd. (“ANST”) for $35.0 million payable over four years and a performance-based contingent earn-out of $5.0 million. ANST is a wholly owned subsidiary of Micro Assembly Technologies Limited (“MAT”), of which the Company has a 25% equity interest. As a result of the planned transfer of these assets to ANST, the Company has separately classified the related assets of $29.1 million as assets held for sale, a component of other non-current assets. During the twelve months ended December 31, 2006 and the three and nine months ended September 30, 2007, $2.4 million, $5.7 million and $9.7 million of the related assets, respectively, have been transferred to ANST and $0.4 million, $0.6 million and $1.2 million of gain were recognized in the twelve months ended December 31, 2006 and three and nine months ended September 30, 2007, respectively. In addition to the transfer of assets, the Company entered into an agreement to provide sales and technical support to ANST on a quarterly commission basis from 2007 to December 2009.
     Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirements and as collateral for bank loans. At September 30, 2007 and December 31, 2006, $1.6 million and $1.0 million, were held as long-term restricted cash.

     Property, plant and equipment consist of the following (in thousands):

	December 31,	September 30,
	2006	2007

Cost:
Freehold land	$9,206	$9,151
Leasehold land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	232,945	251,927
Equipment	1,880,982	2,019,712

Total cost	2,142,997	2,300,654
Total accumulated depreciation	(950,167)	(1,101,766)

Property, plant and equipment, net	$1,192,830	$1,198,888

     Intangible assets consist of the following (in thousands):

	December 31, 2006			September 30, 2007
		Accumulated	Net		Accumulated	Net
	Gross Assets	Amortization	Assets	Gross Assets	Amortization	Assets
Tradenames	$7,700	$(2,658)	$5,042	$7,700	$(3,483)	$4,217
Technology and intellectual property	32,000	(7,733)	24,267	32,000	(10,133)	21,867
Customer relationships	99,300	(99,300)	—	99,300	(99,300)	—
Software, licenses and others	24,855	(12,318)	12,537	29,027	(14,813)	14,214

	$163,855	$(122,009)	$41,846	$168,027	$(127,729)	$40,298

     Amortization expense related to finite-lived intangible assets is summarized as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 24,	September 30,	September 24,	September 30,
	2006	2007	2006	2007
Tradenames	$275	$275	$825	$825
Technology and intellectual property	800	800	2,400	2,400
Customer relationships	4,136	—	28,962	—
Software, licenses and others	885	851	3,076	2,576

	$6,096	$1,926	$35,263	$5,801

     Finite-lived intangible assets are generally amortized over estimated useful lives of two to ten years. Estimated future amortization expense is summarized as follows (in thousands):

October 1, 2007 to December 30, 2007	$2,066
2008	8,094
2009	7,360
2010	5,909
2011	4,944
Thereafter	11,925

Total	$40,298

     The change in the carrying amount of goodwill for the nine months ended September 30, 2007 is as follows (in thousands):

Balance as of January 1, 2007	$513,512
Purchase adjustment	(427)

Balance as of September 30, 2007	$513,085

     The purchase adjustment of $0.4 million relates to decrease in tax reserves for uncertain tax position as a result of adoption of FIN 48 at the beginning of fiscal year 2007.

Note 3:	Lines of Credit and Other Borrowings
     As of September 30, 2007, the Company’s total debt outstanding consisted of $683.3 million of borrowings, which included $150.0 million of 7.5% senior notes due 2010, $215.0 million of 6.75% senior notes due 2011, $115.0 million of zero coupon convertible notes due 2008, $134.5 million of 2.5% convertible subordinated notes due 2008, and other long-term borrowings.
     In May 2007, the Company issued 16.7 million ordinary shares upon conversion of $15.5 million aggregate principal amount of the 2.5% convertible subordinated notes due 2008.
     In September 2007, the Company received notices from the holders of $96.4 million aggregate principal amount of the $115.0 of million zero coupon convertible notes due 2008 exercising their option to require the Company to redeem their notes on November 7, 2007 at a price equal to 118.32% of the principal amount plus any accrued and unpaid interest accrued to the date of redemption. The Company paid a total amount of $114.1 million (including interest accrued up to November 7, 2007) in respect of the convertible notes redemption. The Company financed the redemption with cash and short-term borrowings.
     The Company has lines of credit with Shin Han Bank, Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea with credit limits of $25.0 million, $10.0 million and $5.0 million, respectively. These lines of credit bear interest rate of 5.2% per annum. As of September 30, 2007, the Company had not used these lines of credit and there was no outstanding balance on this facility. These lines of credit are subject to an annual review by the lenders for the continued use of the facilities.
     The Company has a U.S. Dollar term loan facility of $25.0 million from Hana Bank, of which $14.1 million was outstanding as of September 30, 2007. The term loan facility bear interest rates ranging from 6.7% to 7.1% per annum and interest is payable on a monthly basis. The principal on this loan, except for $3.6 million, is repayable over eight equal quarterly installments from September 2007 to June 2009. The principal on the $3.6 million loan is repayable at maturity in June 2009. As of September 30, 2007, $0.6 million was held as a restricted deposit with the bank.
     STATS ChipPAC Taiwan Semiconductor Corporation has a NT$1.8 billion (approximately $54.6 million as of September 30, 2007) floating rate New Taiwan dollar term loan facility with a syndicate of lenders, with Mega Bank (formerly known as Chiao Tung Bank) as the agent bank. As of September 30, 2007, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$1.6 billion (approximately $49.8 million as of September 30, 2007) under the loan, which is repayable in eight equal half-yearly installments commencing February 2006 and ending in August 2009. The interest rate on the loan is 3.6% per annum and interest on the loan is payable on a monthly basis. During the nine months ended September 30, 2007, STATS ChipPAC Taiwan Semiconductor Corporation repaid $14.3 million and $28.4 million related to scheduled repayment and early repayment, respectively, on the facility. The loan has been fully repaid as of September 30, 2007.
     In August 2006, STATS ChipPAC Taiwan Semiconductor Corporation obtained another floating rate New Taiwan dollar term loan facility of NT$3.6 billion (approximately $109.3 million as of September 30, 2007) with a syndicate of lenders, with Taishin Bank as the agent bank. The loan drawdowns must be made within 24 months from the date of first drawdown, not to be later than February 18, 2007. As of September 30, 2007, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately $21.3 million as of September 30, 2007) under the term loan facility. The term loan facility bears interest at the rate of 2.8% per annum. The principal and interest on the loan is repayable in nine quarterly installments commencing 24 months from first draw down date with first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. The interest on the loan is payable on a quarterly basis. As of September 30, 2007, the outstanding balance on this facility was $21.3 million.
     Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has NT$1.2 billion (approximately $35.4 million as of September 30, 2007) of bank and credit facilities from various other banks and financial institutions, of which $12.9 million borrowings was outstanding as of September 30, 2007. These credit facilities have varying interest rates ranging from 2.1% to 6.2% per annum and maturities ranging from 2007 through 2012.
     The Company established a syndicated three-year revolving line of credit of $125.0 million in 2006. This line of credit was arranged by Oversea-Chinese Banking Corporation Limited and includes a total of six lenders. The facility is irrevocable by the bank syndicate for the three-year period unless the Company is in breach of covenants, including minimum tangible assets, interest coverage ratios and debt ratios, or if it commits an event of default, such as failing to pay any amount due under the line of credit. As of September 30, 2007, the Company had not used this line of credit and there was no outstanding balance on this facility.

     At September 30, 2007, the Company had other undrawn banking and credit facilities consisting of long-term loans and bank guarantees of $34.0 million with financial institutions.

Note 4:	Income Taxes
     The Company adopted the provision of FIN 48 effective at the beginning of the first quarter of 2007. As a result of the implementation of FIN 48, the Company recognized an additional $0.5 million liability on unrecognized tax benefits for uncertain tax positions in various jurisdictions and accounted for the increase as a cumulative effect of a change in accounting principle that resulted in an increase to accumulated losses of $0.5 million. In addition, the Company recorded $0.4 million decrease in tax reserves relating to certain tax filings prior to 2004 and adjusted the goodwill related to the acquisition of ChipPAC accordingly by $0.4 million.
     Annually, the Company files income tax returns in various jurisdictions. The Company is under tax examination in certain of these jurisdictions and is engaged with the South Korean National Tax Service through a Mutual Agreement Procedure (“MAP”) relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to 2002 and is in process of applying for a MAP relating to withholding taxes not collected on the interest income on the loan and lease payments made by ChipPAC’s subsidiary in South Korea to the subsidiary in Hungary for the period from 2003 to 2004. The years still open to audit by foreign tax authorities, which represent the years still subject to the statute of limitations, in major jurisdictions include Singapore (2000 onward), South Korea (2002 onward), Malaysia (2001 onward), United States (1999 onward) and Taiwan (2002 onward). Audit resolutions could potentially reduce the Company’s unrecognized tax benefits, either because the tax positions are not sustained on audit or because the Company agrees to tax disallowances.
     Changes in share ownership can result in a limitation on the amount of net operating losses and unutilized capital allowances that are available as carryforwards. The Company determined that it has undergone such a change in connection with the tender offer by STSPL in the nine months ended September 30, 2007. The Company intends to seek a waiver from the Singapore tax authorities to allow the carryforward of certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company. The grant of the waiver from the Singapore tax authorities is dependent on the assessment that the substantial change in share ownership is not being made for the purpose of deriving tax benefits or obtaining tax advantage in Singapore.
     The Company recognizes interest and penalties related to the unrecognized tax benefits in income tax expense. As of September 30, 2007, the Company has approximately $0.1 million of such accrued interest and penalties.
     During the three and nine months ended September 30, 2007, approximately $2.1 million and $4.5 million, respectively, have been further reserved as liability on unrecognized tax benefits for uncertain tax positions and is accounted for as a current income tax adjustment due to an increase of the current period activity related to uncertain tax positions. It is estimated that the uncertain tax position will increase by approximately the same amount each quarter for the next twelve months. Included in the $12.5 million balance of unrecognized tax benefits at September 30, 2007 are $4.5 million of tax benefits that, if recognized, would impact the effective tax rate. Also included in the balance of unrecognized tax benefits as of September 30, 2007 are $7.5 million of tax benefits that, if recognized, would result in a decrease to goodwill recorded in purchase business combination.

Note 5:	Earnings Per Share
     Basic earnings per share (“EPS”) is computed using the weighted average number of ordinary shares outstanding. Diluted EPS is computed using the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.
     The Company excluded certain potentially dilutive securities for each period presented from its diluted earnings per share computation because the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares, and therefore these securities were anti-dilutive.
     A summary of the excluded potentially dilutive securities outstanding as of September 24, 2006 and September 30, 2007 follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 24,	September 30,	September 24,	September 30,
	2006	2007	2006	2007
Convertible notes	126,128	65,618	126,128	65,618
Share plans	110,429	15,378	109,708	15,678
     The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods presented below (in thousands):

	Three Months Ended		Nine Months Ended
	September 24,	September 30,	September 24,	September 30,
	2006	2007	2006	2007
Net income	$18,497	$27,862	$48,533	$52,338
Adjusted net income	$19,060	$28,366	$50,221	$53,850
Weighted average number of ordinary shares outstanding (basic)	1,993,778	2,043,247	1,987,707	2,028,171
Weighted average dilutive shares from share plans	6,331	6,047	9,048	11,867
Weighted average dilutive convertible notes	161,871	145,144	161,871	145,144

Weighted average number of ordinary and equivalent ordinary shares outstanding (diluted)	2,161,980	2,194,438	2,158,626	2,185,182

Note 6:	Contingent Liabilities
     The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liability associated with these claims and litigations when they are probable and reasonably estimable.
     In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to the Company. The Company believes that it has a meritorious defense to the claims and intends to defend the lawsuit vigorously. A court determination that the Company’s products or processes infringe the intellectual property rights of others could result in significant liability and/or require the Company to make material changes to its products and/or processes. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome and it could result in significant liability and/or an injunction and could have a material adverse effect on the business, financial condition and results of operations of the Company.
     In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Company will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
     In connection with the merger with ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $17.5 million as of September 30, 2007) was made by the South Korean National Tax Service (“NTS”) relating to withholding tax not collected on the interest income on the loan between ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s MAP, and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10,

2002. A further assessment of 2.7 billion South Korean Won (approximately $2.9 million as of September 30, 2007) was made on January 9, 2004 for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In July 2007, the NTS extended the MAP. Based on the South Korean tax law, the extension period should not exceed 3 years. In the event that we are not successful with the appeal, the maximum amount payable including potential interest and local surtax as of September 30, 2007 is estimated to be 32.4 billion South Korean Won (approximately $35.5 million as of September 30, 2007). The Company is in process of applying for a MAP relating to withholding taxes not collected on the interest income on the loan and lease payments made by ChipPAC’s subsidiary in South Korea to the subsidiary in Hungary for the period from 2003 to 2004.
     As of September 30, 2007, no accrual has been made. However, our evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on our business, financial condition and results of operations.

Note 7:	Subsequent Events
     On October 2, 2007, the Company consummated the previously announced definitive agreement with LSI Corporation (“LSI”) to acquire LSI’s assembly and test operation in Thailand for an aggregate purchase price of approximately $100.0 million, payable over the next four years. The Company financed $50.0 million of the purchase price with the Company’s working capital, including the Company’s current cash and cash equivalent, and issued promissory notes bearing interest of 6.0% per annum for the remainder $50.0 million purchase price. Under the terms of the agreement, the Company acquired LSI’s assembly and test operation in Thailand which consists of a facility with approximately 440,000 square feet of floor space, manufacturing equipment and certain other assets. The Company has employed substantially all the LSI employees in the Thailand facility. LSI has further entered into a long-term supply agreement with the Company for LSI’s assembly and test services needs.
     On November 7, 2007, the Company redeemed $96.4 million aggregate principal amount of the zero coupon convertible notes due 2008 pursuant to demands for redemption from note holders in accordance with the indenture governing the zero coupon convertible notes. The Company paid a total amount of $114.1 million (including interest accrued up to November 7, 2007) in respect of the convertible notes redemption. The Company financed the redemption with cash and short-term borrowings.

Note 8:	Condensed Consolidating Financial Information
     In connection with the merger with ChipPAC in 2004, the Company assumed the $150.0 million 2.5% Convertible Subordinated Notes due 2008 issued by ChipPAC, of which $134.5 million is outstanding as at September 30, 2007. In October 2004, in connection with the filing of the prospectus to register the resale of the 2.5% Convertible Subordinated Notes due 2008 issued by ChipPAC, the Company, but not any of its direct or indirect subsidiaries, provided a full and unconditional guarantee of the 2.5% Convertible Subordinated Notes due 2008 on a subordinated basis.
     In November 2004, the Company issued $215.0 million of 6.75% Senior Notes due 2011. The Senior Notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the following wholly owned subsidiaries, (1) ChipPAC, (2) STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC (Thailand) Limited, STATS ChipPAC, Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company and STATS ChipPAC Taiwan Co., Ltd. (“Guarantor Subsidiaries”) and (3) STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and STATS ChipPAC Taiwan Semiconductor Corporation (“Non-Guarantor Subsidiaries”) did not provide guarantees.
     In July 2005, the Company issued $150.0 million of 7.5% Senior Notes due 2010. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by all of STATS ChipPAC’s wholly owned subsidiaries, except STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd., STATS ChipPAC Taiwan Semiconductor Corporation (“Non-Guarantor Subsidiaries”) and STATS ChipPAC Korea Ltd.
     The following is the consolidated financial information segregated between STATS ChipPAC as the parent company and guarantor of the $134.5 million 2.5% Convertible Subordinated Notes due 2008 and issuer of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010; ChipPAC as issuer of the $134.5 million 2.5% Convertible Subordinated Notes due 2008 and a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and non-guarantor of the $150.0 million 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2006
In thousands of U.S. Dollars

			STATS		Non –
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$69,057	$177	$22,503	$55,608	$24,112	$—	$171,457
Short-term marketable securities	2,619	—	—	—	42,507	—	45,126
Accounts receivable, net	75,655	—	—	153,427	14,697	—	243,779
Amounts due from affiliates	480,580	152,734	14,973	93,602	25,833	(765,216)	2,506
Other receivables	2,249	219	3,092	672	743	—	6,975
Inventories	36,996	—	41,871	6,514	26,233	—	111,614
Prepaid expenses and other current assets	6,805	1,158	6,600	1,473	2,328	—	18,364

Total current assets	673,961	154,288	89,039	311,296	136,453	(765,216)	599,821
Long-term marketable securities	15,358	—	—	—	—	—	15,358
Property, plant and equipment, net	332,786	4,261	285,582	237,688	332,523	(10)	1,192,830
Investment in equity investee	10,292	—	—	—	—	—	10,292
Investment in subsidiaries	830,366	14,706	—	86,433	—	(931,505)	—
Intangible assets	3,630	2,039	1,997	31,716	2,464	—	41,846
Goodwill	—	—	304,557	102,129	104,617	2,209	513,512
Long-term restricted cash	—	—	629	—	352	—	981
Prepaid expenses and other non-current assets	22,256	258	25,956	319	34,851	—	83,640

Total assets	$1,888,649	$175,552	$707,760	$769,581	$611,260	$(1,694,522)	$2,458,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$38,967	$20	$62,945	$10,537	$55,253	$—	$167,722
Payables related to property, plant and equipment purchases	8,048	—	12,340	8,176	5,713	—	34,277
Accrued operating expenses	44,287	9,347	13,210	9,171	21,612	—	97,627
Income taxes payable	—	187	1,663	3,326	1,634	—	6,810
Short-term borrowings	—	—	48	—	544	—	592
Amounts due to affiliates	18,117	1,252	75,398	633,912	36,582	(765,216)	45
Current obligations under capital leases	—	—	3,680	—	—	—	3,680
Current installments of long-term debts	36,800	—	5,070	—	19,231	—	61,101

Total current liabilities	146,219	10,806	174,354	665,122	140,569	(765,216)	371,854
Long-term debts, excluding current installments	496,280	150,000	9,000	—	42,243	—	697,523
Other non-current liabilities	—	—	68,518	9,694	6,595	—	84,807

Total liabilities	642,499	160,806	251,872	674,816	189,407	(765,216)	1,154,184

Minority interest	—	—	—	—	—	57,946	57,946
Total shareholders’ equity	1,246,150	14,746	455,888	94,765	421,853	(987,252)	1,246,150

Total liabilities and shareholders’ equity	$1,888,649	$175,552	$707,760	$769,581	$611,260	$(1,694,522)	$2,458,280

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Nine Months Ended September 24, 2006
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non –
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$387,609	$29,574	$423,758	$777,053	$205,574	$(622,617)	$1,200,951
Cost of revenues	(312,103)	(75)	(358,535)	(692,148)	(170,669)	574,902	(958,628)

Gross profit	75,506	29,499	65,223	84,905	34,905	(47,715)	242,323

Operating expenses:
Selling, general and administrative	40,879	20,014	9,111	70,314	9,658	(39,644)	110,332
Research and development	7,664	4,125	7,717	10,233	952	(8,177)	22,514
Restructuring charges	1,938	—	—	—	—	—	1,938

Total operating expenses	50,481	24,139	16,828	80,547	10,610	(47,821)	134,784

Operating income	25,025	5,360	48,395	4,358	24,295	106	107,539

Other income (expense), net:
Interest income	2,704	20	273	1,768	542	(1,524)	3,783
Interest expense	(26,256)	(5,877)	(2,597)	—	(1,483)	1,524	(34,689)
Foreign currency exchange gain (loss)	(208)	(1)	(2,124)	2,013	(737)	—	(1,057)
Equity income from investment in equity investee	128	—	—	—	—	—	128
Equity income from investment in subsidiaries	45,197	2,164	—	5,274	—	(52,635)	—
Dividend income from subsidiary	2,903	—	—	—	—	(2,903)	—
Other non-operating income (expense), net	338	(84)	2	180	586	—	1,022

Total other income (expense), net	24,806	(3,778)	(4,446)	9,235	(1,092)	(55,538)	(30,813)

Income before income taxes	49,831	1,582	43,949	13,593	23,203	(55,432)	76,726
Income tax expense	(1,298)	(40)	(12,794)	(3,311)	(2,823)	—	(20,266)

Income before minority interest	48,533	1,542	31,155	10,282	20,380	(55,432)	56,460
Minority interest	—	—	—	—	—	(7,927)	(7,927)

Net income	$48,533	$1,542	$31,155	$10,282	$20,380	$(63,359)	$48,533

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Nine Months Ended September 24, 2006
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non –
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income	$48,533	$1,542	$31,155	$10,282	$20,380	$(63,359)	$48,533
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	63,614	1,265	38,814	62,094	36,741	(60)	202,468
Amortization of leasing prepayments	7,021	—	—	—	—	—	7,021
Debt issuance cost amortization	1,603	80	—	—	—	—	1,683
(Gain) loss on sale of property, plant and equipment	639	—	1	(26)	509	—	1,123
Accretion of discount on convertible notes	4,934	—	—	—	—	—	4,934
Foreign currency exchange (gain) loss	(130)	—	—	—	518	(46)	342
Share-based compensation expense	3,233	1,391	4,014	1,172	852	—	10,662
Deferred income taxes	1,298	—	12,794	683	1,379	—	16,154
Minority interest in income of subsidiary	—	—	—	—	—	7,927	7,927
Equity income from investment in subsidiaries	(45,197)	(2,164)	—	(5,274)	—	52,635	—
Equity income from investment in equity investee	(128)	—	—	—	—	—	(128)
Others	(8)	(21)	—	1,601	1,593	—	3,165
Changes in operating working capital:
Accounts receivable	2,224	—	—	(17,531)	2,314	—	(12,993)
Amounts due from affiliates	(97,871)	(1,899)	(3,569)	5,024	3,767	94,929	381
Inventories	(11,125)	—	(11,141)	(3,029)	(3,994)	—	(29,289)
Other receivables, prepaid expenses and other assets	321	68	(2,197)	(1,161)	1,810	—	(1,159)
Accounts payable, accrued operating expenses and other payables	599	449	6,895	4,522	24,796	—	37,261
Amounts due to affiliates	3,126	(340)	(11,599)	101,788	1,930	(94,929)	(24)

Net cash provided by (used in) operating activities	(17,314)	371	65,167	160,145	92,595	(2,903)	298,061

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$34,417	$—	$34,417
Proceeds from maturity of marketable securities	—	—	—	—	13,774	—	13,774
Purchases of marketable securities	—	—	—	—	(74,810)	—	(74,810)
Cash injection in subsidiary	(7,128)	—	—	(54,500)	—	61,628	—
Investment in equity investee	(10,154)	—	—	—	—	—	(10,154)
Acquisition of intangible assets	(1,425)	(560)	(594)	(1,993)	(257)	—	(4,829)
Purchases of property, plant and equipment	(71,158)	(144)	(81,714)	(65,017)	(141,776)	18,170	(341,639)
Others, net	7,689	—	6,128	4,239	7,433	(18,170)	7,319

Net cash used in investing activities	(82,176)	(704)	(76,180)	(117,271)	(161,219)	61,628	(375,922)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$(14,861)	$—	$(19,401)	$—	$(34,262)
Repayment of long-term debts	—	—	—	—	(16,056)	—	(16,056)
Proceeds from issuance of shares, net of expenses	11,940	—	—	—	61,628	(61,628)	11,940
Proceeds from bank borrowings	—	—	16,623	—	41,454	—	58,077
Decrease in restricted cash	—	—	116	—	1,359	—	1,475
Capital lease payments	—	—	(5,288)	—	—	—	(5,288)
Distribution to minority interest in subsidiary	—	—	—	—	(5,445)	2,903	(2,542)

Net cash provided by (used in) financing activities	11,940	—	(3,410)	—	63,539	(58,725)	13,344

Net increase (decrease) in cash and cash equivalents	(87,550)	(333)	(14,423)	42,874	(5,085)	—	(64,517)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(5)	—	(5)
Cash and cash equivalents at beginning of the period	144,841	635	32,291	9,865	37,088	—	224,720

Cash and cash equivalents at end of the period	$57,291	$302	$17,868	$52,739	$31,998	$—	$160,198

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of September 30, 2007
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non –
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$111,624	$665	$12,534	$79,816	$36,821	$—	$241,460
Short-term marketable securities	—	—	—	—	18,670	—	18,670
Accounts receivable, net	87,406	—	—	161,621	13,479	—	262,506
Amounts due from affiliates	461,370	146,878	26,125	126,915	51,068	(805,381)	6,975
Other receivables	2,678	227	6,408	1,136	1,373	—	11,822
Inventories	21,914	—	41,581	5,522	21,182	—	90,199
Prepaid expenses and other current assets	6,253	449	1,412	1,164	1,902	—	11,180

Total current assets	691,245	148,219	88,060	376,174	144,495	(805,381)	642,812
Long-term marketable securities	15,211	—	—	—	—	—	15,211
Property, plant and equipment, net	287,747	3,930	375,297	208,523	323,391	—	1,198,888
Investment in equity investee	10,112	—	—	—	—	—	10,112
Investment in subsidiaries	934,836	14,750	—	106,471	—	(1,056,057)	—
Intangible assets	4,953	1,997	1,712	29,679	1,957	—	40,298
Goodwill	—	—	304,557	101,702	104,617	2,209	513,085
Long-term restricted cash	—	—	629	605	349	—	1,583
Prepaid expenses and other non-current assets	17,471	175	12,371	9,643	25,497	—	65,157

Total assets	$1,961,575	$169,071	$782,626	$832,797	$600,306	$(1,859,229)	$2,487,146

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$14,059	$13	$56,906	$13,353	$52,019	$—	$136,350
Payables related to property, plant and equipment purchases	11,346	—	52,056	6,381	5,266	—	75,049
Accrued operating expenses	47,964	8,830	8,693	12,697	9,318	—	87,502
Income taxes payable	—	1,918	1,571	2,528	1,302	—	7,319
Short-term borrowings	—	—	—	—	—	—	—
Amounts due to affiliates	45,408	10,128	85,620	619,269	46,575	(805,381)	1,619
Current obligations under capital leases	—	—	—	—	—	—	—
Current portions of long-term loans	113,630	134,500	6,000	—	8,714	—	262,844

Total current liabilities	232,407	155,389	210,846	654,228	123,194	(805,381)	570,683
Long-term debts, excluding current installments	386,856	—	8,100	—	25,467	—	420,423
Other non-current liabilities	360	—	74,194	10,862	11,662	—	97,078

Total liabilities	619,623	155,389	293,140	665,090	160,323	(805,381)	1,088,184

Minority interest	—	—	—	—	—	57,010	57,010
Total shareholders’ equity	1,341,952	13,682	489,486	167,707	439,983	(1,110,858)	1,341,952

Total liabilities and shareholders’ equity	$1,961,575	$169,071	$782,626	$832,797	$600,306	$(1,859,229)	$2,487,146

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2007
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non –
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$313,445	$27,267	$442,964	$842,459	$243,499	$(694,750)	$1,174,884
Cost of revenues	(241,666)	—	(379,811)	(762,103)	(203,573)	640,669	(946,484)

Gross profit	71,779	27,267	63,153	80,356	39,926	(54,081)	228,400

Operating expenses:
Selling, general and administrative	41,571	19,521	11,272	47,727	6,014	(43,467)	82,638
Research and development	10,257	4,301	7,911	13,049	1,294	(10,636)	26,176
Tender offer expenses	10,119	803	—	—	—	—	10,922
Impairment of assets held for sale	—	—	—	1,725	—	—	1,725
Restructuring charges	990	—	—	—	—	—	990

Total operating expenses	62,937	24,625	19,183	62,501	7,308	(54,103)	122,451

Operating income	8,842	2,642	43,970	17,855	32,618	22	105,949

Other income (expense), net:
Interest income	2,977	3	333	3,130	691	(1,524)	5,610
Interest expense	(25,719)	(2,567)	(2,347)	—	(960)	1,524	(30,069)
Foreign currency exchange gain (loss)	137	(3)	(620)	(257)	365	—	(378)
Equity loss from equity investee	(189)	—	—	—	—	—	(189)
Equity income from investment in subsidiaries	62,837	45	—	20,038	—	(82,920)	—
Dividend income from subsidiary	5,486	—	—	—	—	(5,486)	—
Other non-operating income (expense), net	(687)	(53)	(26)	109	219	—	(438)

Total other income (expense), net	44,842	(2,575)	(2,660)	23,020	315	(88,406)	(25,464)

Income before income taxes	53,684	67	41,310	40,875	32,933	(88,384)	80,485
Income tax expense	(1,346)	(1,844)	(11,857)	(3,547)	(5,651)	—	(24,245)

Income (loss) before minority interest	52,338	(1,777)	29,453	37,328	27,282	(88,384)	56,240
Minority interest	—	—	—	—	—	(3,902)	(3,902)

Net income (loss)	$52,338	$(1,777)	$29,453	$37,328	$27,282	$(92,286)	$52,338

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2007
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non –
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$52,338	$(1,777)	$29,453	$37,328	$27,282	$(92,286)	$52,338
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	63,599	945	46,975	36,594	36,970	(7)	185,076
Amortization of leasing prepayments	11	—	—	—	—	—	11
Debt issuance cost amortization	1,807	84	—	—	—	—	1,891
(Gain) loss on sale of property, plant and equipment	997	—	(1)	(4)	(1,080)	—	(88)
Impairment of assets held for sale	—	—	—	1,725	—	—	1,725
Accretion of discount on convertible notes	4,205	—	—	—	—	—	4,205
Foreign currency exchange gain	(16)	—	—	—	(272)	(15)	(303)
Share-based compensation expense	2,471	713	3,092	551	103	—	6,930
Deferred income taxes	1,346	—	11,824	768	(92)	—	13,846
Minority interest in income of subsidiary	—	—	—	—	—	3,902	3,902
Equity income from investment in subsidiaries	(62,837)	(45)	—	(20,038)	—	82,920	—
Equity loss from investment in equity investee	189	—	—	—	—	—	189
Others	280	—	(11)	59	43	—	371
Changes in operating working capital:
Accounts receivable	(11,751)	—	—	(8,194)	1,218	—	(18,727)
Amounts due from affiliates	34,710	5,856	(11,152)	(33,313)	(25,235)	24,665	(4,469)
Inventories	15,082	—	290	992	5,051	—	21,415
Other receivables, prepaid expenses and other assets	2,313	703	4,842	23	(516)	—	7,365
Accounts payable, accrued operating expenses and other payables	(21,239)	1,206	(5,129)	5,378	(10,617)	—	(30,401)
Amounts due to affiliates	27,291	(6,624)	10,222	(14,643)	9,993	(24,665)	1,574

Net cash provided by operating activities	110,796	1,061	90,405	7,226	42,848	(5,486)	246,850

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$16,113	$—	$16,113
Proceeds from maturity of marketable securities	2,614	—	—	—	20,091	—	22,705
Purchases of marketable securities	—	—	—	—	(12,671)	—	(12,671)
Cash injection in subsidiary	(36,287)	—	—	—	—	36,287	—
Acquisition of intangible assets	(1,489)	(436)	(359)	(1,844)	(198)	—	(4,326)
Purchases of property, plant and equipment	(29,284)	(137)	(102,669)	(18,742)	(38,039)	28,667	(160,204)
Others, net	13,167	—	6,352	3,173	20,954	(28,667)	14,979

Net cash provided by (used in) investing activities	(51,279)	(573)	(96,676)	(17,413)	6,250	36,287	(123,404)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$(48)	$—	$(1,073)	$—	$(1,121)
Repayment of long-term debts	—	—	(3,570)	—	(49,050)	—	(52,620)
Proceeds from issuance of shares, net of expenses	19,850	—	—	35,000	1,287	(36,287)	19,850
Redemption of convertible notes	(36,800)	—	—	—	—	—	(36,800)
Proceeds from bank borrowings	—	—	3,600	—	22,836	—	26,436
(Increase) decrease in restricted cash	—	—	—	(605)	3	—	(602)
Capital lease payments	—	—	(3,680)	—	—	—	(3,680)
Distribution to minority interest in subsidiary	—	—	—	—	(10,466)	5,486	(4,980)

Net cash provided by (used in) financing activities	(16,950)	—	(3,698)	34,395	(36,463)	(30,801)	(53,517)

Net increase (decrease) in cash and cash equivalents	42,567	488	(9,969)	24,208	12,635	—	69,929
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	74	—	74
Cash and cash equivalents at beginning of the year	69,057	177	22,503	55,608	24,112	—	171,457

Cash and cash equivalents at end of the year	$111,624	$665	$12,534	$79,816	$36,821	$—	$241,460

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion of our business, financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ from those anticipated in these forward looking statements as a result of certain factors, such as those set forth in our annual report on Form 20-F filed with the SEC on March 12, 2007. Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our third quarter of 2007 ended on September 30, 2007, while our third quarter of 2006 ended on September 24, 2006. References to “$” are to the lawful currency of the United States of America. The noon buying rate in The City of New York on September 30, 2007 was 913.6 South Korean Won per $1.00 for cable transfers in South Korean Won and was 32.67 New Taiwan Dollar per $1.00 for cable transfers in New Taiwan Dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise indicated, certain South Korean Won and New Taiwan Dollar amounts have been translated into U.S. Dollar amounts based on this exchange rate.
Overview
     We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the skill to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets. Our services include:
•	Packaging services: providing leaded, power, array, memory card and wafer level chip-scale packages to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution layers, integrated passive device, and wafer bumping services for flip-chip and wafer level chip-scale packages. As part of customer support on packaging services, we also offer package design, electrical, mechanical and thermal simulation, measurement and design of lead-frames and laminate substrates;

•	Test services: including wafer probe and final testing, on a diverse selection of test platforms, covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.
     We have a leadership position in providing advanced packages, such as stacked die, System-in-Package and flip-chip, as well as Ball Grid Array (“BGA”), packages and wafer level chip-scale packages.
     We are also a leader in testing mixed-signal semiconductors or semiconductors combining the use of analog and digital circuits in a chip. Mixed-signal semiconductors are used extensively in fast-growing communications applications. We have strong expertise in testing a wide range of high-performance digital devices.
     We have been successful in attracting new customers with our packaging and test capabilities and then expanding our relationship with such customers to provide full turnkey solutions tailored to their needs.
     We are headquartered in Singapore and our manufacturing facilities are strategically located in Singapore, South Korea, China, Malaysia, Thailand and Taiwan, including our 52% owned subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation (formerly known as Winstek Semiconductor Corporation). We also have test pre-production facilities in the United States. We market our services through our direct sales force located across the globe in Singapore, South Korea, China, Malaysia, Taiwan, the United States, the United Kingdom, the Netherlands and Japan. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.

     In October 2007, we consummated the previously announced definitive agreement with LSI Corporation (“LSI”) to acquire LSI’s assembly and test operation in Thailand for an aggregate purchase price of approximately $100.0 million, payable over the next four years. We financed $50.0 million of the purchase price with our working capital, including our current cash and cash equivalents, and issued promissory notes bearing interest of 6.0% per annum for the remainder $50.0 million purchase price. Under the terms of the agreement, we acquired LSI’s assembly and test operation in Thailand which consists of a facility with approximately 440,000 square feet of floor space, manufacturing equipment and certain other assets. We have employed substantially all the LSI employees in the Thailand facility. LSI has further entered into a long-term supply agreement with us for their assembly and test services needs.
Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer
     On March 1, 2007, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek Holdings”), announced its intention to launch a voluntary conditional cash tender offer for our ordinary shares and American Depositary Shares (“ADSs”) that STSPL did not already own. The tender offer also included an offer by STSPL for our outstanding $115.0 million aggregate principal amount of zero coupon convertible notes due 2008 and $150.0 million aggregate principal amount of 2.50% convertible subordinated notes due 2008. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC share option plans.
     On May 18, 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of the outstanding ordinary shares and ADSs (excluding the ordinary shares from the potential conversion of the $134.5 million aggregate principal amount of the 2.50% convertible subordinated notes due 2008 beneficially owned by STSPL) and $134.5 million aggregate principal amount of the 2.50% convertible subordinated notes due 2008. As of October 15, 2007, STSPL (and through its ownership of STSPL, Temasek) beneficially owned 1,843,858,079 ordinary shares (including ordinary shares represented by ADSs and ordinary shares into which the $134.5 million aggregate principal amount of 2.50% convertible subordinated notes due 2008 beneficially owned by STSPL may be converted), representing 84.1% of the issued ordinary shares (including in the numerator and the denominator the ordinary shares issuable upon conversion of the 2.50% convertible subordinated notes due 2008 beneficially owned by STSPL). Excluding the ordinary shares from the potential conversion of the $134.5 million aggregate principal amount of 2.50% convertible subordinated notes due 2008, STSPL holds approximately 83.0% of the outstanding ordinary shares and ADSs of the Company.
     During the nine months ended September 30, 2007, we recorded tender offer expenses of $10.9 million, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer. No tender offer expenses were incurred during the three months ended September 30, 2007.
Results of Operations
Three and nine months ended September 30, 2007 compared to three and nine months ended September 24, 2006
Net Revenues
     We derive revenues primarily from test and packaging of array and leaded packages. Net revenues were $414.2 million and $1,174.9 million in the three and nine months ended September 30, 2007, respectively, an increase of 4.3% and decrease of 2.2% compared to $397.1 million and $1,201.0 million in the three and nine months ended September 24, 2006, respectively. The increase in net revenues for the three months ended September 30, 2007 was driven by broad based seasonal demand in the computing, communications and consumer end markets, on the back of lean inventory levels at our customers in the first half of 2007. In the first half of 2007, we were impacted by weak demand from certain large customers.
     Our packaging revenues in the three and nine months ended September 30, 2007 increased 6.2% and decreased 0.1% to $310.5 million and $881.6 million, respectively, compared to the same periods in 2006. Unit volumes of our total packaging in the three and nine months ended September 30, 2007 were 4.9% higher and 2.7% lower compared to the same periods in 2006 and resulted in an increase of $18.0 million and a decrease of $12.5 million in revenue, respectively. The average selling prices for our services have generally declined over product life cycles. Our ability to maintain or increase our average selling price will continue to be dependent upon our ability to selectively increase pricing and shift to higher margin packaging and test services. Average selling prices per pin for packaging services in the three and nine months ended September 30, 2007 increased 0.2% and 1.9%, respectively, compared to the same periods in 2006. This is primarily due to favorable changes in product mix, which contributed to increase in revenue by $0.1 million for the three months ended September 30, 2007 and partially offset our decrease in revenue by $11.3 million for the nine months ended September 30, 2007. Revenues from test and other services in the three and nine months ended September 30, 2007 decreased

0.9% and 7.8% to $103.7 million and $293.3 million, respectively, compared to the three and nine months ended September 24, 2006.
     In the three and nine months ended September 30, 2007, revenue contribution from the communications market decreased 4.5% and 4.9% over the same periods in 2006, respectively, and represented 52.4% and 51.7% of our revenues in the three and nine months ended September 30, 2007, respectively, compared to 56.9% and 56.6% of our revenues in the same periods in 2006, respectively. Revenue contribution from consumer, multi-applications and other markets in the three and nine months ended September 30, 2007 increased 7.9% and 8.8% compared to the same periods in 2006, respectively, and represented 33.0% and 33.1% of our revenues in the three and nine months ended September 30, 2007, respectively. Revenue contribution from the personal computers market in the three and nine months ended September 30, 2007 decreased 3.4% and 3.9% over the same periods in 2006, respectively, and represented 14.6% and 15.2% of our revenues in the three and nine months ended September 30, 2007. We expect to continue to depend on the communications, consumer and multi-applications, and personal computer markets for substantially all of our net revenues.
Gross Profit
     Gross profit in the three and nine months ended September 30, 2007 was $83.9 million and $228.4 million, respectively, an increase of $5.0 million and decrease of $13.9 million compared to $78.9 million and $242.3 million in the same periods in 2006, respectively. Gross profit as a percentage of revenues was 20.3% and 19.4% in the three and nine months ended September 30, 2007, respectively, compared to 19.9% and 20.2% in the same periods in 2006. Gross profit in the three and nine months ended September 30, 2007 included $1.1 million and $3.7 million of share-based compensation expense under SFAS 123(R), a decrease of $0.3 million and $0.8 million in each of the three and nine months ended September 30, 2007 compared to $1.4 million and $4.5 million in the same periods in 2006, respectively, which reduced gross margin by 0.2% and 0.4% in the three and nine months ended September 30, 2007, respectively. In the three months ended September 30, 2007, gross profit increased primarily as a result of higher revenue and improved overall equipment utilization, impact of favorable changes in product mix to our overall average selling prices and continued cost control measures. Gross profit decreased in the nine months ended September 30, 2007 primarily due to lower revenue and lower equipment utilization, partially offset by impact of favorable changes in product mix to our overall average selling prices. Overall equipment utilization was approximately 78% in the three months ended September 30, 2007 compared to approximately 75% in the same period in 2006. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as external global economic factors affect fluctuations in gold and oil prices which impact our cost of materials and affect the currency strengthening of the Singapore Dollar, South Korean Won, Chinese Renminbi and Malaysian Ringgit against the U.S. Dollar when compared to the same periods in 2006.
Selling, General and Administrative
     Selling, general and administrative expenses were $26.6 million and $82.6 million in the three and nine months ended September 30, 2007, a decrease of 13.4% and 25.1% compared to $30.7 million and $110.3 million in the three and nine months ended September 24, 2006, respectively. As a percentage of revenues, selling, general and administrative expenses were 6.4% and 7.0% in the three and nine months ended September 30, 2007 compared to 7.7% and 9.2% in the same periods in 2006, respectively. The decrease in selling, general and administrative expenses in the three and nine months ended September 30, 2007 primarily was a result of certain intangible assets related to the merger of former STATS and ChipPAC becoming fully amortized and lower share-based compensation expense partially offset by higher payroll expense resulting from an increased number of employees and increased cost of general business support. In the three and nine months ended September 30, 2007, share-based compensation expense under SFAS 123(R) was $0.7 million and $2.5 million, respectively, compared to $1.7 million and $4.9 million in the same periods in 2006, respectively.
Research and Development
     Research and development expenses were $9.0 million and $26.2 million in the three and nine months ended September 30, 2007, an increase of $1.4 million and $3.7 million, respectively, compared to $7.6 million and $22.5 million in the same periods in 2006. Research and development expenses increased primarily due to an increase in number of employees and the establishment of a new facility for the research and development of advanced wafer integration technology. As a percentage of revenues, research and development expenses were 2.2% in each of the three and nine months ended September 30, 2007 compared to 1.9% in the same periods in 2006.
Tender Offer Expenses
     In the nine months ended September 30, 2007, we incurred $10.9 million consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer from Singapore Technologies Semiconductors Pte Ltd, a wholly-owned subsidiary of Temasek Holdings (Private) Limited.
Impairment of Assets Held for Sale

     In the nine months ended September 30, 2007, we recorded a $1.7 million held for sale asset impairment loss on the sale of our packaging and test assets related to our discrete power business.
Restructuring Charges
     In the nine months ended September 30, 2007, we reduced our workforce by 143 employees following implementation of a restructuring plan to realign our organization’s structure and efficiency. Severance and related charges of $1.0 million were expensed in the nine months ended September 30, 2007.
Net Interest Income (Expense)
     Net interest expense was $7.7 million and $24.5 million in the three and nine months ended September 30, 2007 compared to $10.8 million and $30.9 million in the same periods in 2006, respectively. Interest income was $2.1 million and $5.6 million in the three and nine months ended September 30, 2007 compared to $1.0 million and $3.8 million in the same periods in 2006, respectively. The increase in interest income in the three and nine months ended September 30, 2007 was primarily due to an increase in cash equivalents held by us compared to the same periods in 2006.
     Interest expense was $9.8 million and $30.1 million in the three and nine months ended September 30, 2007, respectively, compared to $11.8 million and $34.7 million in the three and nine months ended September 24, 2006, respectively. The decrease in interest expense was primarily due to our repurchase of $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011 in October 2006, the redemption of our remaining $31.5 million aggregate principal amount of our 1.75% convertible notes upon maturity in March 2007 and lower long-term debts in Taiwan, partially offset by an increase in long-term debts in South Korea in the three and nine months ended September 30, 2007, compared to the same periods in 2006. Total outstanding interest-bearing debt was $683.3 million and $829.8 million as of September 30, 2007 and September 24, 2006, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange loss was $0.1 million and $0.4 million in the three and nine months ended September 30, 2007, respectively, compared to $0.6 million and $1.1 million in the same periods in 2006. These non-cash losses were due primarily to the fluctuations between the exchange rate of the U.S. Dollar and the Singapore Dollar, the South Korean Won, the Chinese Renminbi and Thai Baht.
Other Non-Operating Income (Expense), Net
     Net other non-operating expense was $0.3 million and $0.4 million in the three and nine months ended September 30, 2007 compared to net other non-operating income of $0.5 million and $1.0 million in the three and nine months ended September 24, 2006, respectively.
Income Tax Expense
     Quarterly income tax expense was calculated using an estimate of the effective tax rate for the year. Our consolidated income tax expense was $10.8 million and $24.2 million in the three and nine months ended September 30, 2007 compared to $7.1 million and $20.3 million in the three and nine months ended September 24, 2006, respectively. The $10.8 million and $24.2 million tax expense included adjustments to the effective tax rate related to $0.5 million of tax benefits recognized, $1.3 million increase in valuation allowance and $1.8 million of tax expense related to US federal filings during the three months ended September 30, 2007.
Liquidity and Capital Resources
     Our principal source of liquidity consists of cash flows from operating activities, bank facilities, debt financing, and our existing cash, cash equivalents and marketable securities. As of September 30, 2007, we had cash, cash equivalents and marketable securities of $275.3 million. We also have available lines of credit and banking facilities consisting of loans, letters of credit and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of $374.7 million, of which $69.4 million was utilized as of September 30, 2007. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures and investments. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities. Depending on business conditions, we expect our capital expenditures to be approximately $250.0 million in 2007 as we continue to focus disciplined investments on strategic customer programs. We spent $88.8 million and $201.0 million on capital expenditures in the three and nine months ended September 30, 2007, compared to $49.2 million and $294.5 million in the same periods in 2006, respectively.
     On November 7, 2007, we redeemed $96.4 million aggregate principal amount of the zero coupon convertible notes due 2008 pursuant to demands for redemption from note holders in accordance with the indenture governing the zero coupon convertible notes. We paid a total amount of $114.1 million (including interest accrued up to November 7, 2007) in respect of the convertible notes redemption. We financed the redemption with cash and short-term borrowings.
     At the annual general meeting in April 2007, our shareholders approved the repurchase of up to approximately 51 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance our repurchase of our ordinary shares.
     On October 2, 2007, we consummated the previously announced definitive agreement with LSI to acquire LSI’s assembly and test operation in Thailand for an aggregate purchase price of approximately $100.0 million, payable over the next four years. We financed $50.0 million of the purchase price with our working capital, including our current cash and cash equivalents, and issued promissory note bearing interest of 6.0% per annum for the remainder $50.0 million purchase price.
     We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases, as well as capital lease and debt service repayment obligations through to September 2008. Our debt service repayment obligations through to June 2008 include our obligation to meet the maturity of the outstanding $134.5 million aggregate principal amount of our 2.5% convertible subordinated notes due 2008 held by STSPL subsequent to the tender offer and the redemption in November 2007 of $96.4 million aggregate principal amount of our $115.0 million zero coupon convertible notes due 2008. If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financings can be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors.
Total Borrowings
     As of September 30, 2007, our total debt outstanding consisted of $683.3 million of borrowings, which included $150.0 million of 7.5% senior notes due 2010, $215.0 million of 6.75% senior notes due 2011, $115.0 million of zero coupon convertible notes due 2008 ($96.4 million due 2007), $134.5 million of 2.5% convertible subordinated notes due 2008, and other long-term borrowings.
     Our total term loan facilities from Hana Bank in South Korea amounted to $25.0 million. During 2005, we borrowed $8.5 million under these facilities for general corporate purposes. During 2006, we borrowed $12.0 million under these facilities to finance our purchase of a building and land in South Korea. These borrowings are repayable over eight equal quarterly installments from November 2006 to June 2009. In the nine months ended September 30, 2007, we borrowed an additional $3.6 million under these facilities. The $3.6 million is repayable at maturity in June 2009. These loan bear interest rates ranging from 6.7% to 7.1% per annum and interest is payable on a monthly basis. As of September 30, 2007, $14.1 million was outstanding.
     In 2006, STATS ChipPAC Taiwan Semiconductor Corporation borrowed NT$1.6 billion ($49.8 million as of September 30, 2007) under its NT$1.8 billion ($54.6 million as of September 30, 2007) floating rate New Taiwan dollar term loan facility, obtained from a syndicate of lenders with Mega Bank (formerly known as Chiao Tung Bank) as the agent bank. The interest rate on the loan is 3.6% per annum and interest on the loan is payable on a monthly basis. The proceeds from this facility were primarily used to repay certain of STATS ChipPAC Taiwan Semiconductor Corporation’s other credit facilities. This facility has been fully repaid as of September 2007. Further in 2006, STATS ChipPAC Taiwan Semiconductor Corporation obtained another floating rate New Taiwan dollar term loan facility of NT$3.6 billion ($109.3 million) with a syndicate of lenders, with Taishin Bank as the agent bank. The loan drawdowns must be made within 24 months from the date of first drawdown, not to be later than February 18, 2007. As of September 30, 2007, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion ($21.3 million) under the term loan facility. The term loan facility bears an interest rate of 2.8% per annum. The principal and interest on the loan is repayable in nine quarterly installments commencing 24 months from first draw down date with first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. The interest on the loan is payable on a quarterly basis.

     In October 2006, we repurchased the outstanding $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011. We paid a total amount of $50.5 million (excluding interest) in respect of the notes. The repurchase was financed with our current working capital, including our cash and cash equivalents.
     In March 2007, we redeemed the remaining outstanding $31.5 million aggregate principal amount of our 1.75% convertible notes due 2007 (including interest) for an aggregate consideration of $36.8 million. The repurchase was financed with our current working capital, including our cash and cash equivalents.
     In May 2007, we issued 16.7 million ordinary shares upon conversion of $15.5 million aggregate principal amount of our 2.5% convertible subordinated notes due 2008.
     On November 7, 2007, we redeemed $96.4 million aggregate principal amount of the zero coupon convertible notes due 2008 pursuant to demands for redemption from note holders in accordance with the indenture governing the zero coupon convertible notes. We paid a total amount of $114.1 million (excluding interest) in respect of the convertible notes redemption. We financed the redemption with cash and short-term borrowings.
Special Tax Status
     We were previously granted pioneer status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services.” In December 2003, an application was submitted to the Singapore Economic Development Board, or EDB, to revoke our pioneer status granted from January 1, 1996 to December 31, 2003. Our pioneer trade was in a tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on our plant and machinery and trade losses in certain years. As a result, we had not enjoyed any tax exemption in respect of our income arising from the pioneer activities. On the other hand, we have paid taxes in respect of our interest and rental income, as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application to revoke retroactively our pioneer status was approved by the EDB. Accordingly, we were refunded $5.0 million of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years. We are in the process of working with the EDB for a new tax incentive for our Singapore operations.
Off-Balance Sheet Arrangements
     We provided a tax guarantee to the South Korean tax authorities as discussed below. We have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements and purchase obligations. Our total off-balance sheet obligations are approximately $260.2 million as of September 30, 2007.
Contractual Obligations
     Our total commitments on our loans, capital lease, operating leases, other obligations and agreements as of September 30, 2007, were as follows (in thousands):

	Payments Due
	Within 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
On balance sheet commitments:
Zero coupon convertible notes due 2008 (1)(2)	$113,630	$21,856	$—	$—	$135,486
2.5% convertible subordinated notes due 2008 (2)	134,500	—	—	—	134,500
6.75% senior notes due 2011 (2)	—	—	215,000	—	215,000
7.5% senior notes due 2010 (2)	—	150,000	—	—	150,000
Long-term loans (2)	14,714	26,786	6,781	—	48,281
Other non-current liabilities (3)	—	—	—	—	—

Total on balance sheet commitments	$262,844	$198,642	$221,781	$—	$683,267

Off balance sheet commitments:
Operating leases	$13,392	$18,918	$17,945	$39,904	$90,159
Royalty/ licensing agreements	8,255	16,382	16,238	—	40,875

	Payments Due
	Within 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
Purchase obligations:
— Capital commitments	48,281	—	—	—	48,281
— Inventory purchase commitments	80,837	—	—	—	80,837

Total off balance sheet commitments	$150,765	$35,300	$34,183	$39,904	$260,152

Total commitments	$413,609	$233,942	$255,964	$39,904	$943,419

Notes:

(1)	On maturity of the zero coupon convertible notes due 2008, we are required to pay the note holders 123.4% of the principal amount. On November 7, 2007, we redeemed $96.4 million aggregate principal amount of the zero coupon convertible notes due 2008 pursuant to demands for redemption from note holders in accordance with the indenture governing the zero coupon convertible notes. We paid a total amount of $114.1 million (including interest accrued up to November 7, 2007) in respect of the convertible notes redemption.

(2)	The convertible notes, senior notes, capital lease obligations, short-term and long-term loans agreements contain provisions for the payment of interest either on maturity or on a monthly, quarterly, semi-annual or annual basis at a stated rate of interest over the term of the debt. These payment obligations are not reflected in the table above. The interest payments due within one year, 1-3 years and 3-5 years amount to $31.3 million, $53.8 million and $21.9 million, respectively.

(3)	Our other non-current liabilities as of September 30, 2007 were $97.1 million, including $31.4 million related to severance benefits for our employees in South Korea which were not included in the table due to lack of contractual certainty as to the timing of payments.
Contingencies
     We are subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. We accrue liability associated with these claims and litigations when they are probable and reasonably estimable.
     In February 2006, we, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc., has asserted that semiconductor chip packaging, specifically devices having BGA and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that we are in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to us. We believe that we have a meritorious defense to the claims and intend to defend the lawsuit vigorously. A court determination that our products or processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or processes. Due to the inherent uncertainties of the lawsuit, we cannot accurately predict the ultimate outcome and it could result in significant liability and/or an injunction and could have a material adverse effect on our business, financial condition and results of operations.
     In addition, we are subject to various taxes in the different jurisdictions in which we operate. These include taxes on income, property, goods and services, and other taxes. We submit tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. We will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
     In connection with the merger with ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $17.5 million as of September 30, 2007) was made by the South Korean National Tax Service (“NTS”) relating to withholding tax not collected on the interest income on the loan between ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”), and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.9 million as of September 30, 2007) was made on January 9, 2004 for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In July 2007, the NTS extended the MAP. Based on the South Korean tax law, the extension period should not exceed 3 years. In the event that we are not successful with the appeal, the maximum amount payable including potential interest and local surtax as of September 30, 2007 is estimated to be 32.4 billion South Korean Won (approximately $35.5 million as of September 30, 2007). The Company is in process of applying for MAP relating to withholding taxes not collected on the interest income on the loan and lease payments made by the ChipPAC’s subsidiary in South Korea to the subsidiary in Hungary for the period from 2003 to 2004.
     As of September 30, 2007, no accrual has been made. However, our evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on our business, financial condition and results of operations.
Cash Flows From Operating Activities
     In the nine months ended September 30, 2007, cash provided by operations was $246.9 million compared to $298.1 million in the nine months ended September 24, 2006. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, share-based compensation expense, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, deferred income taxes, foreign currency exchange loss or gain, minority interest, share of equity income and by changes in assets and liabilities. In the nine months ended September 30, 2007, non-cash related items included $187.0 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $6.9 million related to share-based compensation expense, $4.2 million from the accretion of discount, $13.8 million from the deferred taxes, $3.9 million from the minority interest in income of our subsidiary, $1.7 million from impairment of assets held for sale, $0.1 million gain from sale of equipment and $0.2 million loss from investment in equity investee. In the nine months ended September 24, 2006, non-cash related items included $211.2 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $10.7 million related to share-based compensation expense, $4.9 million from the accretion of discount, $16.2 million from the deferred taxes, $7.9 million from the minority interest in income of our subsidiary, $1.1 million loss from sale of equipment and $0.1 million income from investment in equity investee.
     Working capital uses of cash included decreases in accounts payable, accrued operating expenses and other payables and increase in account receivables and amount due from affiliates. Working capital source of cash included decreases in inventories, other receivables, prepaid expenses and other assets, and increase in amount due to affiliates. Inventories as of September 30, 2007 were lower as compared to December 31, 2006 levels. Accounts receivables were higher compared to December 31, 2006 mainly due to slower cash collections. Additionally, accounts and other payables decreased as compared to December 31, 2006 primarily due to larger cash payments made in the nine months ended September 30, 2007.
Cash Flows From Investing Activities
     In the nine months ended September 30, 2007, cash used in investing activities was $123.4 million compared to $375.9 million in the nine months ended September 24, 2006. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of $160.2 million in the nine months ended September 30, 2007 and $341.6 million during the same period in 2006. We experienced a decrease in capital expenditure in the nine months ended September 30, 2007 as we continue our discipline with capital expenditure spending. In the nine months ended September 30, 2007 and September 24, 2006, we invested $4.3 million and $4.8 million, respectively, in the acquisition of software, licenses and other intangible assets. In the nine months ended September 30, 2007 and September 24, 2006, we purchased marketable securities of $12.7 million and $74.8 million, and received proceeds from the sale and maturity of our marketable securities of $38.8 million and $48.2 million, respectively.
Cash Flows From Financing Activities
     In the nine months ended September 30, 2007, cash used in financing activities was $53.5 million compared to cash provided by financing activities of $13.3 million in the nine months ended September 24, 2006. In the nine months ended September 30, 2007, we borrowed $26.4 million and repaid $53.7 million compared to $58.1 million and $50.3 million, respectively, for the same period in 2006. In the nine months ended September 30, 2007, we redeemed the remaining $31.5 million aggregate principal amount of our 1.75% convertible notes due 2007 (including interest) at an aggregate consideration of $36.8 million. In addition, we made $3.7 million and $5.3 million of capital lease payments in the nine months ended September 30, 2007 and September 24, 2006, respectively. In the nine months ended September 30, 2007 and September 24, 2006, we increased our restricted cash by $0.1 million and decreased our restricted cash by $1.5 million, respectively. In the nine months ended September 30, 2007 and September 24, 2006, we made distribution of $5.0 million and

$2.5 million to minority interest in our subsidiary. In the nine months ended September 30, 2007 and September 24, 2006, we received $19.9 million and $11.9 million, respectively, from the issuance of new ordinary shares through our share plans. The total numbers of ordinary shares issued in the nine months ended September 30, 2007 and September 24, 2006 were 27.8 million and 23.5 million, respectively, excluding the issuance of 16.7 million ordinary shares from the conversion of $15.5 million of our 2.5% convertible subordinated notes due 2008 in the nine months ended September 30, 2007.